UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

TABLE OF CONTENTS

1.	Intelligent Content Enterprises Inc., News Release issued on March 15, 2016 as filed on Sedar on March 15, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 16, 2016	INTELLIGENT CONTENT ENTERPRISES INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

ITEM 1

ICE Announces Further Additions of 26 New Content Websites on Digital Widget Factory

TORONTO, ON / ACCESSWIRE / March 15, 2016 / INTELLIGENT CONTENT ENTERPRISES INC. (OTCQB: ICEIF) ("ICE" or the "Company"), announces that its wholly-owned subsidiary Digital Widget Factory Inc. ("DWF"), is launching through its global, multi-lingual online creation, proprietary management and advertising platform, an additional 26 new websites, bringing the total number to 358 sites. The new websites are focused in the areas of Food, Family and Home market segments.

ICE would also like to invite all current and prospective stakeholders to view a video presentation, providing an overview of the Company and its DWF proprietary offerings. The video can be found at: www.intelligentcontententerprises.com and http://www.otcmarkets.com/stock/ICEIF/video-and-presentations

DWF operates an expanding portfolio of websites under the primary URL www.digiwidgy.com that powers user and advertising engagement programs in the US, Canada, Asia, Middle East, Europe, Central and South America in over 50 languages in real-time to desktop, mobile and portable devices.

Through its intelligent content technology, DWF's platform evaluates user engagement and site follow through and based on those assessments recommends which content channels achieve the popularity standards of a stand-alone DWF site and then recommends their launch to the expanding portfolio of DWF websites. The new sites include topics covering recipes and food related fan sites, baby and parenting, home and garden sites and more.

DWF focuses on high value topics where people around the world can consume content in their native language through DWF's proprietary technology, enabling content to be published and consumed in a myriad of languages without human intervention and creating significant economies of scale in the online content sector. Advertisers can create opportunities based on both language and location, monetizing across a wide range of demographics, creating revenue opportunities for DWF and themselves through a single platform.

With over 3 billion internet users worldwide, approximately 73% or 2.19 Billion people are engaging online in a language other than English, (Source: Common Sense Advisory). The top 10 languages (English, Chinese, Spanish, Arabic, Portuguese, Japanese, Russian, Malay, French and German) account for 78% of all internet users online today (Source: Internet World Stats).

More than 72% of consumers say that they are likely to purchase online if the experience is in their preferred language (Source: Common Sense Advisory). DWF's technology provides the ability to localize both language and advertising separately providing solutions that truly engage the user both in their language and their location.

For further information, please contact:

Intelligent Content Enterprises Inc.
Investor Relations: investorrelations@intelligentcontententerprises.com

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244

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